FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL
CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in accordance with Law No. 6.404/76 and CVM Instruction No. 358/02, in continuation of the material facts disclosed on July 24, 2019, August 19, 2019, September 12 and 13, 2019, October 19 and November 22, informs its shareholders and the market in general that the tender offer for acquisition of shares of Almacenes Éxito S.A. was settled today (“Éxito”).

Shareholders representing 96,57% of Éxito’s capital stock accepted the tender offer. Its total amount is 7.780.620.024.000 Colombian pesos, equivalent to approximately R$ 9.5 billion.

On this same date, previously to the settlement of the tender offer, subsidiaries of Casino Guichard-Perrachon acquired the shares issued by GPA held directly and indirectly by Éxito for the price of, net of debt, US$1,161 million (equivalent to approximately R$ 4.9 billion, taking into account today’s exchange rate), the shareholders agreements executed among Éxito, Casino and/or their subsidiaries regulating their relationship as shareholders of GPA were terminated and the Board members of GPA appointed by Éxito resigned.

As already disclosed to the market, GPA’s Board of Directors will have a meeting on November 28th to deliberate the migration to the “Novo Mercado”, including the conversion of preferred shares into ordinary shares at the ratio of 1:1.

GPA will keep the market and its shareholders informed about the next steps for the migration to “Novo Mercado”.

São Paulo, November 27, 2019.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.